

Mail Stop 3030

December 10, 2008

Via U.S. Mail

Mr. John T. Dahldorf
Chief Financial Officer
Volcano Corporation
11455 El Camino Real, Suite 460
San Diego, CA 92130

> **Re: Volcano Corporation**
> **Form 10-K for the Year Ended December 31, 2007**
> **File No. 000-52045**

Dear Mr. Dahldorf:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief